Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

This filing relates to the proposed reorganization transaction involving Palm, Inc. (“Palm”) PalmSource, Inc. (“PalmSource”) and Handspring, Inc. (“Handspring”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of June 4, 2003 (the “Reorganization Agreement”), by and among Palm, Palm Separation Corporation, Handspring Acquisition Corporation and Handspring. The Reorganization Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Palm on June 6, 2003, and is incorporated by reference into this filing.

Additional Information And Where To Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com).